UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

______________________________Jaco Electronics, Inc.__________________________
                                (Name of Issuer)

____________________________Common Stock, $0.10 Par Value______________________
                         (Title of Class of Securities)

                                   469783-10-4
                                 (CUSIP Number)

        __________________________December 31, 2002_____________________
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              Rule 13d-1(b)
              Rule 13d-1(c)
         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                          Charles B. Girsky

          ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)

                                                                        (b)

          --------- ------------------------------------------------------------
3          SEC USE ONLY


         --------- -------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------- ----- ----------------------------------------
           Number of               5     SOLE VOTING POWER
             Shares                         180,545 shares                  3.1%
          Beneficially             ---- ----------------------------------------
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ----------------------------------------
                                   6     SHARED VOTING POWER
                                             347,815 shares                6.0%
                                  ----- ----------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                            180,545 shares                  3.1%
                                  ----- ----------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             347,815 shares                 6.0%
--------- ----------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    528,360 shares


--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------- ----------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                          9.0%

          ---------- -----------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                 IN

--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                             Lois Girsky

          --------- ------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)

                                                                 (b)
--------- ----------------------------------------------------------------------
 3         SEC USE ONLY



--------- ----------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------- ----- ----------------------------------------
                                   5     SOLE VOTING POWER
                                             0 shares                      0%
           Number of            ----- ----------------------------------------
             Shares
          Beneficially
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ----------------------------------------
                                   6     SHARED VOTING POWER
                                             528,360 shares                 9.0%
                                  ----- ----------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                             0 shares                         0%

                                  ----- ----------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             528,360 shares                 9.0%

--------- ----------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           528,360 shares


--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------- ----------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            9.0%


--------- ----------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                 IN

--------- ----------------------------------------------------------------------

         This statement constitutes Amendment No. 12 to the Schedule 13G previously filed by the Reporting Persons. No changes in any information previously reported have occurred, except as set forth in this or prior Amendments.

Item 1.

                (a)    Jaco Electronics, Inc.

                (b)    Address of Issuer's Principal Executive Offices

                       145 Oser Avenue
                       Hauppauge, NY 11788

                       Common Stock, $0.10 per share (CUSIP No. 469783-10-4)

Item 2.




1.                (a) Name of Person Filing: Charles Girsky
                  (b) Address of Principal Business Office, or, if none, Residence:
                                                       2282 Townsgate Road
                                                       Westlake Village, California 91361
                  (c) Citizenship: United States
                  (d) Title of Class of Securities:
                                                       Common Stock, $0.10 par value per share
                  (e) CUSIP Number:                    469783-10-4

2.                (a) Name of Person Filing: Lois Girsky
                  (b) Address of Principal Business Office, or, if none, Residence:
                                                       2282 Townsgate Road
                                                       Westlake Village, California  91361
                  (c) Citizenship: United States
                  (d) Title of Class of Securities:
                                                       Common Stock, $0.10 par value per share
                  (e) CUSIP Number:                    469783-10-4

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         (a)         Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

         (b)         Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c).

         (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                       4


         (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                      1813);

         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)          Group, in accordance with
                      ss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

         1. Charles Girsky, is a Trustee of The Girsky Family Trust, dated
12/15/95 ("Girsky Family Trust") and the husband of Lois Girsky. Mr. Girsky is a director and Executive Vice President of the Issuer.

                  (a)      Amount Beneficially Owned: 528,360(1,2,3) shares

                  (b)      Percent of Class: 9.0%

                  (c)      Number of shares as to which such person has:

                                (i) sole power to vote or to direct the vote:180,545(1,3) shares
                                (ii) shared power to vote or to direct the vote: 347,815(2) shares
                                (iii) sole power to dispose or to direct the disposition of: 180,545(1,3) shares
                                (iv) shared power to dispose or to direct the disposition of: 347,815(2) shares


--------
1       Includes 52,500 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 1993 Non-Qualified Stock Option Plan, 37,500
shares of Common Stock awarded under the Issuer's Restricted Stock Plan and
25,000 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 2000 Stock Option Plan to Charles Girsky.
2        Includes 347,815 shares of Common Stock held by the Girsky Family Trust.
3        Does not include 25,000 shares of Common Stock acquirable pursuant to options that are not exercisable within 60 days granted to Charles Girsky under the
Issuer's 2000 Stock Option Plan.


                                       5



         2. Lois Girsky, is a Trustee of the Girsky Family Trust and the wife of Charles Girsky.

                  (a) Amount Beneficially Owned:   528,360(1,2,3) shares

                  (b) Percent of Class: 9.0%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote: 0 shares
                           (ii) shared power to vote or to direct the vote: 528,360(1,2,3) shares
                           (iii) sole power to dispose or to direct the disposition of: 0 shares
                           (iv) shared power to dispose or to direct the disposition of: 528,360(1,2,3) shares


Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction: Dissolution of a group requires a response to this item.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
            Control Person.

                  Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.      Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

             Not Applicable.



                                       6




                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             February  12 , 2003
                             -------------------
                                     Date

                            /s/ Charles B. Girsky
                            ---------------------
                                     Signature

                             Charles B. Girsky
                             -----------------
                                     Name/Title







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             February  12 , 2003
                             -------------------
                                     Date

                            /s/ Lois Girsky
                            ---------------------
                                     Signature

                             Lois Girsky
                             --------------------
                                     Name/Title





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).





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